ISSUED ON BEHALF OF REED ELSEVIER PLC

Results of Annual General Meeting 2009

The Annual General Meeting of Reed Elsevier PLC was held on Tuesday 21st April.

The table below displays the results of the poll on all 14 resolutions. Each shareholder, present in person or by proxy was entitled to one vote per share held.

RESOLUTION	FOR*		%	AGAINST		%	WITHHELD**
1. Receipt of	689,914,319		99.50	3,465,714		0.50	17,469,410
Financial statements
2. Directors’ Remuneration Report	660,303,125		93.09	48,981,466		6.91	1,569,221
3. Declaration of final dividend	709,907,673		100.00	12,527		0.00	932,273
4. Re-appointment of auditors	696,696,697		99.24	5,363,884		0.76	8,793,844
5. Auditors’ remuneration	705,519,575		99.39	4,348,595		0.61	988,099
6. Re-elect Ian Smith as a director	708,509,069		99.81	1,377,653		0.19	965,837
7. Re-elect Mark Elliott as a director	675,044,939		95.10	34,756,273		4.90	1,051,261
8. Re-elect David Reid as a director	707,589,105		99.68	2,289,401		0.32	973,093
9. Re-elect Lord Sharman as a director	664,166,325		99.70	1,998,231		0.30	44,691,712
10. Increase authorised share capital	696,998,405		98.20	12,787,342		1.80	1,070,522
11. Authority to allot shares	621,801,553		87.60	87,980,334		12.40	999,327
12. Disapplication of pre-emption rights***703,882,498			99.31	4,899,324		0.69	2,073,987
13. Authority to purchase own shares***	700,702,838		99.89	760,919	0.11		9,393,001
14. Notice period for general meetings***	651,310,624	91.76		58,448,829	8.24		1,092,641

The total number of Ordinary Shares in issue, excluding Treasury shares at the close of business on Monday 20 April 2009 was 1,137,034,306

• Includes discretionary votes.

• A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes ‘For’ or ‘Against’ a resolution.

• Indicates Special Resolution.

Two copies of the resolutions passed as Special Business have been submitted to the UK Listing Authority and will be available for inspection at their Document Viewing Facility.